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                          November 10, 2022

       Douglas Love
       Chief Executive Officer
       Annexon, Inc.
       1400 Sierra Point Parkway, Bldg C, Suite 200
       Brisbane, CA 94005

                                                        Re: Annexon, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 4,
2022
                                                            File No. 333-268181

       Dear Douglas Love:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kathleen M. Wells, Esq.